First Commerce Bancorp, Inc.
500 North Ellington Parkway
Lewisburg, Tennessee 37091
August 10, 2007
Via EDGAR and Federal Express
Mr. Mark Webb
Branch Chief
United States Securities and Exchange Commission
Financial Services Group
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-0303

Re:	First Commerce Bancorp, Inc.
Revised Schedule 13E-3 and Schedule 14A
Filed July 24, 2007
File Nos. 0-52257 (Proxy), 005-82901 (Schedule 13E-3)
Dear Mr. Webb:
     Please find below the responses of First Commerce Bancorp, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated August 1, 2007, concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the revised Transaction Statement on Schedule 13E-3 of the Company under the Exchange Act, in each case filed by the Company on July 24, 2007. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes from the versions filed on July 24, 2007. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
Proxy Statement
General
1.	Please file on EDGAR, as correspondence, the opinion of counsel that your common stock and your newly authorized Class A and B stock are separate classes of securities under state law.

RESPONSE: The Company has included the opinion of counsel as Appendix A to this response letter.

Mr. Mark Webb
Securities and Exchange Commission
August 10, 2007

Questions and Answers, page 1
2.	We reissue the last sentence of our previously issued comment numbered 11. Disclose, in the first answer on page 3, what investor protection rules will still be applied by the remaining regulators.

RESPONSE: The disclosure in the Proxy Statement has been revised in accordance with the Staff’s comment.

     The undersigned, on behalf of the Company and the other filing persons, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at (931) 359-4322 or our counsel, Bob F. Thompson or D. Scott Holley, each of the firm Bass, Berry & Sims PLC at (615) 742-6200 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ D. Glenn Hardison
Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission
W.B. Marsh, First Commerce Bancorp, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC
D. Scott Holley, Bass, Berry & Sims PLC

Appendix A
Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
July 23, 2007
First Commerce Bancorp, Inc.
500 North Ellington Parkway
Lewisburg, Tennessee 37091
Ladies and Gentlemen:
     We have acted as counsel to First Commerce Bancorp, Inc., a Tennessee corporation (the “Company”), in connection with the submission by the Company to the Company’s shareholders of a proposed amendment to the charter of the Company to establish Class A stock and Class B stock and to reclassify the Company’s common stock into three classes of stock.
     In connection with this opinion we have reviewed (i) a copy of the Company’s charter, as in existence on the date hereof, certified by the Secretary of State of the State of Tennessee (the “Charter”); (ii) the proposed amendment to the Charter included as Appendix A to the Company’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on the date hereof (the “Proposed Amendment”); and (iii) such other corporate documents, records, information and certificates of the Company as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In addition, we have made such investigations of Tennessee corporate law as, in our judgment, were necessary to render the following opinions, including, but not limited to, Section 48-16-101 of the Tennessee Business Corporation Act.
     We have assumed that all documents that we have reviewed are the valid and binding obligations of and enforceable against the parties thereto. We have also assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies and the legal capacity of all natural persons.
     Based on the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that:
     1. Each of the common stock, Class A stock and Class B stock proposed to be created in the Proposed Amendment will constitute a separate class of shares under Tennessee law following approval of the Proposed Amendment by shareholders of the Company holding the requisite number of shares of the Company’s common stock required to approve the Proposed Amendment.

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First Commerce Bancorp, Inc.
July 23, 2007

     We express no opinion herein other than as to the law of the State of Tennessee.
     Our opinion is rendered as of the date hereof and we assume no obligation to advise you of any changes in law or fact (or the effect thereof on the opinions expressed herein) that may hereafter come to our attention. This opinion is rendered solely for your information and may not be delivered or quoted to any other person or relied upon for any other purpose without our prior written consent. Notwithstanding the foregoing, a copy of this opinion may be provided to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in connection with the Company’s response to the comments issued by the Staff contained in the Staff’s letter dated July 12, 2007, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended and the Transaction Statement on Schedule 13E-3 of the Company under the Securities Exchange Act of 1934, as amended, in each case filed by the Company on May 29, 2007.
Very truly yours,
/s/ Bass, Berry & Sims PLC